NSAR ITEM 77C

Van Kampen American Capital Income Trust


(a)	An Annual Meeting of Shareholders was held on December 18, 1997.

(b)	The election of Trustees of Van Kampen American Capital Income Trust
	(the "Trust") included:

	David C. Arch, Rod Dammeyer, Howard J Kerr, Dennis J. McDonnell, Steven Muller, Ph.D., Theodore A. Myers, Hugo F. Sonnenschein and Wayne W. Whalen

(c)	The following were voted on at the meeting:

	4)	For each AC Fund, to Ratify the Selection of Ernst &
                Young LLP Independent Public Accountants for its Current Fiscal Year.

		     For	9,298,279	    Against	35,271